UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

  Allana Shareholders Vote in Favour of ICL Buyout Offer (June 15, 2015)

Item 1

June 15, 2015

Allana Shareholders Vote in Favour of ICL Buyout Offer

Pursuant to the Company's financial statements for the first quarter of 2015 and to the immediate report issued on March 27, 2015 (reference number 2015-02-063691), the Company wishes to report that the security holders of Allana Potash Corp. (“Allana”), whose shares are currently traded on the Toronto Stock Exchange (TSX: AAA), at a special meeting held today, have voted in favor of the Company's offer to acquire all the outstanding common shares of Allana by way of a statutory plan of arrangement under Canadian law.

The transaction is expected to close on or about June 22, 2015 and remains subject to certain conditions, including the approval of Ontario’s Superior Court of Justice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Ilia
	Name:	Kobi Ilia
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 15, 2015